

February 28, 2014

<u>Via Email</u>
Rosemarie Thurston, Esq.
Alston & Byrd LLP
1201 West Peachtree Street
Atlanta, GA 30309

      Re: **CatchMark Timber Trust, Inc.**
                Schedule 14D-9
                Filed February 19, 2014
                File No. 05-87801

Dear Ms. Thurston:

We have limited our review of the filing to those issues we have addressed in our comments.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 14D-9</u>

<u>Item 4. The Solicitation or Recommendation</u>

1. In the letter to stockholders, dated February 19, 2014, the company discloses that the price offered by CMG "substantially undervalues the long-term value of each class of shares…" Please revise to provide the basis for support of your assertion regarding the "<u>substantial[]</u>" undervaluation for each class. In this regard we note disclosure that references the Board's consideration of, among other things, future opportunities and prospects for the company.

2. Please clarify the "other information" that was considered by the Board that related to Company's historical financial performance and portfolio of assets and

explain how consideration of such factors supported the recommendation being made by the Board.

3. Please refer to subparagraph (iii) of the letter. In discussing the convertibility of the Class B-2 and B-3 shares, you imply that convertibility for Class B-2 and B-3 shares could occur earlier than December 2014 and June 2015. Please revise to clarify whether it is the Board's present intent to accelerate the conversion dates and if not, revise to clarify this fact.

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions